System for Electronic Document Analysis and Retrieval

Project Detail for Project #: (02496941)

Other Issuer Cover Page

Project #: 02496941

Filing Type: Notice of the Meeting and Record Date

Issuer Name: 00004799 Lingo Media Corporation

Filing Subscriber Name: Computershare Investor Services Inc

Date of Meeting: 08/09/2016

Date of Meeting Relates to ... Annual and special meeting

Subscriber Information

Contact

Contact: Julieta Topacio

Tel: (416)263-9385 Ext:

Subscriber

Company Name: Computershare Investor Services Inc

Street: 100 University Avenue

11th Floor

City: Toronto

Province: Ontario

Country: Canada

Postal Code: M5J 2Y1

System for Electronic Document Analysis and Retrieval

Project Detail for Project #: (02496941)

Subscriber Information (continued)

User Name: Li, Tammy

Tel: (800)973-3274 Ext:
Fax: (866)5031230

Userid: eeef0343

Recipient Agencies List

Recipient Agencies	Principal
British Columbia	
Alberta (ASC)	
Saskatchewan	
Manitoba	
Ontario	X
Quebec	
New Brunswick	
Nova Scotia	
Prince Edward Island	
Newfoundland and Labrador	
Northwest Territories	
Yukon	
Nunavut	
TSX Venture Exchange	

Status List

Recipient Agencies	Status	Date / Time
British Columbia	Filed with SEDAR	06/10/2016 10:40:08
Alberta (ASC)	Filed with SEDAR	06/10/2016 10:40:08
Saskatchewan	Filed with SEDAR	06/10/2016 10:40:08
Manitoba	Filed with SEDAR	06/10/2016 10:40:08
Ontario	Filed with SEDAR	06/10/2016 10:40:08
Quebec	Filed with SEDAR	06/10/2016 10:40:08
New Brunswick	Filed with SEDAR	06/10/2016 10:40:08
Nova Scotia	Filed with SEDAR	06/10/2016 10:40:08

System for Electronic Document Analysis and Retrieval

Project Detail for Project #: (02496941)

Status List (continued)

Recipient Agencies	Status	Date / Time
Prince Edward Island	Filed with SEDAR	06/10/2016 10:40:08
Newfoundland and Labrador	Filed with SEDAR	06/10/2016 10:40:08
Northwest Territories	Filed with SEDAR	06/10/2016 10:40:08
Yukon	Filed with SEDAR	06/10/2016 10:40:08
Nunavut	Filed with SEDAR	06/10/2016 10:40:08
TSX Venture Exchange	Filed with SEDAR	06/10/2016 10:40:08

Submission List

Submission #	Submission Type	Date / Time
00000001	Notice of the Meeting and Record Date	06/10/2016 10:40:08

Document List

Notice of the meeting and record date - English

Access Public

Submission # 00000001

Client File Name C:\SEDAR\FILINGS\LingoMediaCorpNOMRD_tg.pdf